Exhibit 12.1

Freescale Semiconductor, Inc. and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Successor						Predecessor
	Six Months Ended July 1, 2011(3)	Year Ended December 31, 2010(3)	Year Ended December 31, 2009	Year Ended December 31, 2008(3)	Year Ended December 31, 2007(3)	December 2 through December 31, 2006(3)	January 1 through December 1, 2006
Earnings:
Earnings (loss) before income taxes (1)	$(312)	$(1,075)	$507	$(8,477)	$(2,499)	$(2,521)	$420
Less: Capitalized interest	—	—	—	—	—	—	—
Add: Fixed charges (per below)	308	601	582	744	846	72	92

Total (loss) earnings (2)	$(4)	$(474)	$1,089	$(7,733)	$(1,653)	$(2,449)	$512

Fixed charges:
Interest expense	$304	$591	$571	$738	$834	$71	$78
Rent expense interest factor	4	10	11	6	12	1	14

Total fixed charges	$308	$601	$582	$744	$846	$72	$92

Ratio of earnings to fixed charges	—	—	1.9	—	—	—	5.6

(1)	After adjustments required by Item 503(d) of SEC Regulation S-K, earnings or loss of equity investees.
(2)	As defined in Item 503(d) of SEC Regulation S-K.
(3)	Earnings were inadequate to cover fixed charges for the six months ended July 1, 2011, the year ended December 31, 2010, 2008 and 2007 and the period from December 2, 2006 through December 31, 2006 by $0.3 billion, $1.1 billion, $8.5 billion, $2.5 billion and $2.5 billion, respectively.